UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A
For the fiscal semiannual period ended June 30, 2021
Modiv Divisibles, LLC
(Exact name of registrant as specified in its charter)

Delaware	61-1871099
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Newport Center Drive
Newport Beach, CA 92660
(Full mailing address of principal executive offices)
(888) 686-6348
(Issuer’s telephone number, including area code)
Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations
In this semiannual report, the terms “Modiv Divisibles, LLC,” the “Company,” “we,” “us” or “our” refer to Modiv Divisibles, LLC (f/k/a REITless Impact Income Strategies LLC) unless the context indicates otherwise.
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report on Form 1-K for the year ended December 31, 2020 filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2021 and this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
Prior to May 15, 2020, Modiv Divisibles, LLC, a Delaware limited liability company, was externally managed by North Capital, Inc. (our “Former Manager”), an SEC-registered investment advisor and an affiliate of North Capital Investment Technology, Inc. (“NCIT” or our “Former Sponsor”). We were originally incorporated under the name REITless Impact Income Strategies LLC, but changed our name on December 22, 2020 to Modiv Divisibles, LLC following the May 15, 2015 acquisition as described below. We intend to invest in a diversified portfolio of commercial real estate investments.
On May 15, 2020, our Former Sponsor entered into a purchase and sale agreement with modiv Advisors, LLC, a Delaware limited liability company (“Modiv Advisors”), pursuant to which Modiv Advisors purchased 100% of our outstanding common shares for $50,000 in cash. As a result of such acquisition, we are now a wholly-owned subsidiary of, and managed by, Modiv Advisors. Modiv Advisors is an indirect subsidiary of Modiv Inc. (“Modiv”), a publicly registered, non-listed REIT, and is also the advisor to BRIX REIT, Inc. (“BRIX REIT”) and a property leased to Fujifilm that is owned by tenants-in-common (“TIC”), including a 72.7% TIC interest held by Modiv.
Modiv Advisors intends to revise our offering circular in the future to update our investment strategy with innovative, investor-first features that will enhance our original Reg A+ offering. We intend to use substantially all of the proceeds of the Offering (defined below) to originate, invest in and manage a diversified portfolio of commercial real estate investments.
On November 2, 2018, our “best efforts” offering of common shares (the “Offering”), representing limited liability interests in our Company, pursuant to Regulation A was qualified by the SEC. We have not commenced the Offering and therefore, as of June 30, 2021, we have not commenced our planned principal operation. When we launch the offering, we will seek to raise up to $50,000,000. The minimum offering amount we plan to seek to raise through the Offering is $500,000. Our activities since inception have consisted of formation activities and preparations for capital raising.
Results of Operations
For periods prior to the Acquisition, our company is referred to as the “Predecessor” and for periods after the Acquisition, our company is referred to as the “Successor.”
As of June 30, 2021, we have not commenced principal operations other than those associated with general start-up and organizational matters, and we have no revenues. Our net loss of $598 for the six months ended June 30, 2021 (Successor) reflects general and administrative expenses incurred during the current year period. For the period from January 1, 2020 to May 14, 2020 (Predecessor), our net income of $8,697 reflects the forgiveness of $15,378 due to our Former Sponsor and their affiliates for their funding of operating costs and interest income of $869, partially offset by general and administrative expenses of $7,550. We have no income or loss for the period from May 15, 2020 to June 30, 2020 (Successor).
We do not intend to begin principal operations until we have received and accepted subscriptions from investors in the Offering representing at least $500,000.

Liquidity and Capital Resources
As of June 30, 2021 and December 31, 2020, we had no cash and cash equivalents as we have not commenced our Offering. We are dependent upon the net proceeds from the Offering to fund our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financing obtained from banks or other lenders, and from any undistributed funds from our operations.
We will not commence operations unless we raise a minimum of $500,000 in gross offering proceeds. If we raise substantially less than $50,000,000 in gross offering proceeds, we will make fewer investments, resulting in less diversification in terms of the type, number and size of investments we make, and the value of an investment in our equity will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses related to operating as a publicly-offered REIT, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor.
Other than our borrowings from related parties of $11,219 primarily related to deferred offering costs, there were no significant transactions affecting our liquidity and capital resources for the six months ended June 30, 2021.
We have no outstanding third-party debt and we have received no commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 0% and 75% of the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Modiv Advisors, as our manager, may from time to time modify our leverage policy in its discretion in light of then-prevailing economic conditions, the relative cost of debt and equity capital, the market values of our assets, general conditions in the market for debt and equity securities, our growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to borrow not more than 75% of the fair market value of the cost of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our manager.
Market Outlook - Real Estate Capital Markets
We face significant uncertainties due to the COVID-19 pandemic, including the impact of variants, including the Delta variant, due to economic uncertainties that have arisen and that continue to have an adverse impact on economic and market conditions. Both the investing and leasing environments are highly competitive. Even before the COVID-19 pandemic, uncertainty regarding the economic and political environment had made businesses reluctant to make long-term commitments or changes in their business plans. The COVID-19 pandemic has resulted in significant disruptions in utilization of commercial properties and uncertainty over how tenants will respond when their leases are scheduled to expire.
The global impact of the COVID-19 pandemic has been evolving, and the pandemic presents material uncertainty and risk with respect to our future performance and future financial results. While the U.S. economy appears to be recovering steadily from the recession that commenced in February 2020 as a result of the COVID-19 pandemic, the duration and impact of the COVID-19 pandemic, including the impact of variants of the COVID-19 virus, could continue to materially disrupt our plans. While the Federal, State and City governments have eased most restrictions implemented during the early stage of the COVID-19 pandemic due to the mass vaccination in process, there have been and may be future reinstatements of restrictions in the future if the COVID-19 variants cannot be contained by the current available vaccines. The magnitude and duration of the COVID-19 pandemic, including the impact of variants of the COVID-19 virus, and its impact on us and our future results of operations will largely depend on future developments, which are still highly uncertain and cannot be predicted, including new information which may emerge concerning the future effect of the variants, the success of actions taken to contain or treat COVID-19 and its variants, the cooperation of the masses for the COVID-19 vaccination to attain herd immunity and reactions by consumers, companies, governmental entities and capital markets.
We are unable to quantify the impact the COVID-19 pandemic may have on our future financial results at this time and an adverse market environment could materially impact the cost and availability of equity capital and long-term credit, hampering our ability to originate the investments that we intend to offer. However, we continue to be cautiously optimistic that improving economic fundamentals, higher transaction volume, and a recovering commercial real estate lending market will bolster core United States metro markets and allow us to proceed with our planned Offering and real estate investments.

Related Party Arrangements
Modiv Advisors
Commencing with the Acquisition on May 15, 2020, we operate under the direction of Modiv Advisors, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Since we do not have any employees, Modiv Advisors acts for and on our behalf through its officers. Modiv Advisors and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.
We will follow investment guidelines adopted by Modiv Advisors and the investment and borrowing policies set forth in our offering circular, unless they are modified by Modiv Advisors. Modiv Advisors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Modiv Advisors may change our investment objectives at any time without approval of our shareholders. Modiv Advisors intends to revise our offering circular in the future to update our investment strategy with innovative, investor-first features that will enhance our original qualified Reg A+ offering.
Modiv Advisors is a fiduciary to us and is required to act in our best interests. Modiv Advisors performs its duties and responsibilities pursuant to our operating agreement.
Our Former Manager
Prior to the Acquisition on May 15, 2020, we operated under the direction of our Former Manager, which was responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Since we do not have any employees, our Former Manager and our Former Sponsor acted for and on our behalf through their officers and directors. Our Former Manager, our Former Sponsor and their officers and directors were not required to devote all of their time to our business and were only required to devote such time to our affairs as their duties required.
Our Former Manager was a fiduciary to us and was required to act in our best interests. Our Former Manager performed its duties and responsibilities pursuant to our operating agreement. Our Former Manager maintained a contractual relationship with us and our shareholders, and we agreed to limit the liability of our Former Manager and to indemnify our Former Manager against certain liabilities. Our Former Manager agreed to operate under the CFA Institute Asset Manager Code of Professional Conduct.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. We will provide updated risks factors when we update our offering circular in the future.
The rapid development and fluidity of the COVID-19 pandemic precludes us from making any prediction as to the full adverse impact of the pandemic. Nevertheless, the pandemic presents material uncertainty and risk with respect to the success of our future offering circular and to our financial condition, results of operations, cash flows and performance.
The offering circular may be updated from time-to-time with future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.
Item 2. Other Information
None.

Item 3. Condensed Financial Statements (Unaudited)
MODIV DIVISIBLES, LLC
TABLE OF CONTENTS
The Company was acquired by modiv Advisors, LLC, a Delaware limited liability company (“Modiv Advisors”), on May 15, 2020.

Modiv Divisibles, LLC
Condensed Balance Sheets
(Unaudited)

	(Successor)
	June 30,	December 31,
	2021	2020
Assets
Current Assets:
Deferred offering costs	$65,300	$54,800
Total assets	$65,300	$54,800

Liabilities and Member's Equity
Current Liabilities:
Accounts payable	$—	$121
Due to related parties	16,863	5,644
Total liabilities	16,863	5,765

Commitments and contingencies

Member's equity:
Member's equity	48,437	49,035
Total member's equity	48,437	49,035
Total liabilities and member's equity	$65,300	$54,800
See accompanying notes to unaudited condensed financial statements.

Modiv Divisibles, LLC
Condensed Statements of Operations
For the Six Months Ended June 30, 2021 (Successor) and
For the Periods from May 15, 2020 to June 30, 2020 (Successor) and from January 1, 2020 to May 14, 2020 (Predecessor)
(Unaudited)

	(Successor)		(Predecessor)
	Six Months Ended June 30, 2021	For the Period from May 15, 2020 to June 30, 2020	For the Period from January 1, 2020 to May 14, 2020
Revenue	$—	$—	$—

Expenses:
General and administrative	598	—	7,550
	598	—	7,550
Loss from operations	(598)	—	(7,550)

Other income:
Gain on forgiveness of amounts due to related parties	—	—	15,378
Interest income	—	—	869
Total other income	—	—	16,247
Net (loss) income	$(598)	$—	$8,697

Net (loss) income per share, basic and diluted	$(5.98)	$—	$0.23

Weighted-average number of common shares outstanding, basic and diluted	100	100	37,137
See accompanying notes to unaudited condensed financial statements.

Modiv Divisibles, LLC
Condensed Statements of Members' Equity
For the Six Months Ended June 30, 2021 (Successor) and
For the Periods from May 15, 2020 to June 30, 2020 (Successor) and from January 1, 2020 to May 14, 2020 (Predecessor)
(Unaudited)

			Retained	Total
	Common Shares		Earnings	Member's
	Shares	Amount	(Deficit)	Equity
(Successor)
Balance, December 31, 2020	100	$50,000	$(965)	$49,035
Net loss	—	—	(598)	(598)
Balance, June 30, 2021	100	$50,000	$(1,563)	$48,437

				Total
	Common Shares			Member's
	Shares	Amount	Net Loss	Equity
(Successor)
Balance, May 15, 2020	—	$—	$—	$—
Member's initial investment	100	50,000	—	50,000
Net income	—	—	—	—
Balance, June 30, 2020	100	$50,000	$—	$50,000

				Total
	Common Shares			Members'
	Shares	Amount	Net Loss	Equity
(Predecessor)
Balance, December 31, 2019	50,100	$501,000	$(13,497)	$487,503
Repurchase of common shares	(50,000)	(501,000)	—	(501,000)
Due to related parties converted to equity	—	112,157	—	112,157
Net income	—	—	8,697	8,697
Balance, May 14, 2020	100	$112,157	$(4,800)	$107,357
See accompanying notes to condensed financial statements.

Modiv Divisibles, LLC
Condensed Statements of Cash Flows
For the Six Months Ended June 30, 2021 (Successor) and
For the Periods from May 15, 2020 to June 30, 2020 (Successor) and from January 1, 2020 to May 14, 2020 (Predecessor)
(Unaudited)

	(Successor)		(Predecessor)
	Six Months Ended June 30, 2021	For the Period from May 15, 2020 to June 30, 2020	For the Period from January 1, 2020 to May 14, 2020
Cash Flows from Operating Activities:
Net (loss) income	$(598)	$—	$8,697
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Changes in operating assets and liabilities:
Gain on forgiveness of amounts due to related parties	—	—	(15,378)
Increase in due to related parties	719	—	5,542
Decrease in accounts payable	(121)	—	121
Net cash used in operating activities	—	—	(1,018)

Cash Flows from Financing Activities:
Proceeds from issuance of common shares	—	—	(501,000)
Net cash used in financing activities	—	—	(501,000)

Net decrease in cash and cash equivalents	—	—	(502,018)
Cash and cash equivalents, beginning of period	—	—	502,018
Cash and cash equivalents, end of period	$—	$—	$—

Supplemental Disclosure of Cash Flow Information:
Interest paid	$—	$—	$—

Supplemental Schedule of Noncash Financing Activity:
Increase (decrease) in due to related parties	$10,500	$—	$(112,157)
Deferred offering costs	$(10,500)	$—	$—
Due to related parties converted to equity	$—	$—	$112,157
See accompanying notes to unaudited condensed financial statements.

Modiv Divisibles, LLC
Notes to Condensed Financial Statements
(Unaudited)
Note 1. Nature of Operations
Modiv Divisibles, LLC (the “Company”) is a single member limited liability company organized on March 6, 2018 under the laws of the State of Delaware. The Company was originally incorporated under the name REITless Impact Income Strategies LLC, but changed its name on December 22, 2020 to Modiv Divisibles, LLC following the May 15, 2020 acquisition described below. The Company intends to invest in a diversified portfolio of commercial real estate investments. Each commercial real estate investment will be represented by a separate and distinct share class which will allow investors to acquire an ownership interest in individual properties by acquiring different classes of shares. Investors in each share class will receive distributions based on the cash flow generated by the property underlying such share class. Each share class will earn a return for our investors through the collection of rents from the property underlying such share class, along with the potential for capital gains upon any sales of the property after an extended holding period.
Prior to May 15, 2020, the Company was managed by North Capital, Inc. (the “Former Manager”), a Securities and Exchange Commission (“SEC”)-Registered Investment Advisor and an affiliate of North Capital Investment Technology Inc. (“NCIT” or the “Former Sponsor”). North Capital, Inc. had exclusive control over all aspects of the Company’s business in its role as Former Manager. The majority shareholder was a registered principal with North Capital Private Securities Corp. (“NCPS”).
On May 15, 2020, the Former Sponsor entered into a purchase and sale agreement with Modiv Advisors, LLC, a Delaware limited liability company (“Modiv Advisors” or our “Advisor”), pursuant to which Modiv Advisors purchased 100% of the Company’s outstanding common shares for $50,000 in cash (the “Acquisition”). As a result of the Acquisition, the Company is now a wholly-owned subsidiary of, and managed by, Modiv Advisors.
Modiv Advisors intends to revise the Company's offering circular in the future to update the Company’s investment strategy and offering structure with innovative, investor-first features that will enhance the Company’s original qualified Reg A+ offering. The Company intends to use substantially all of the proceeds of the Offering (defined below) to originate, invest in and manage commercial real estate properties that will provide investors an opportunity to invest in individual properties by acquiring separate classes of our common shares as described above. Each class of common shares will represent an ownership interest in a special purpose subsidiary (“SPE”) that owns an individual property.
The Company initiated a “best efforts” offering of common shares, representing limited liability interests in the Company (the “Offering”). On November 2, 2018, pursuant to Regulation A, the Offering was qualified by the Securities and Exchange Commission (the “SEC”). The Company has not commenced the Offering and seeks to raise up to $50,000,000 in the Offering which is expected to initiate in the future.
In connection with our evaluation required by Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financials Statements - Going Concern, for the period from May 15, 2020 to December 31, 2020, management has concluded that as of the date of this report, there are no conditions or events that raise substantial doubt regarding the Company's ability to continue as a going concern within one year from the date of the issuance of these financial statements. As of June 30, 2021, the Company has not commenced planned principal operations or generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to initiate the Company’s planned operations or failing to profitably operate the business.

Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) for interim financial statements and the rules and regulations of the SEC. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Such unaudited condensed financial statements and accompanying notes thereto are the representations of the Company’s management, which is responsible for their integrity and objectivity. These unaudited condensed financial statements should be read in conjunction with the December 31, 2020 audited financial statements included in the Company’s Form 1-K filed with the SEC on April 30, 2021.
The accompanying unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. The December 31, 2020 unaudited condensed consolidated balance sheet included herein was derived from the audited financial statements but does not include all disclosures or notes required by GAAP for complete financial statements.
On May 15, 2020, the Former Sponsor entered into a purchase and sale agreement with Modiv Advisors, pursuant to which Modiv Advisors purchased 100% of the Company’s outstanding common shares. On December 31, 2020, Modiv Advisors revised the financial statements of the Company to reflect the application of pushdown accounting in accordance with ASC 805, Business Combinations. Under pushdown accounting, an acquired company records the new basis of accounting established by the acquirer for the individual assets and liabilities of the acquired company. As such, the Company recorded the fair value of its deferred offering costs of $54,800, which included liabilities assumed of $4,800.
For periods prior to the Acquisition, the Company is referred to as the “Predecessor” and for periods after the Acquisition, it is referred to as the “Successor.” As discussed above, Modiv Advisors applied pushdown accounting for the Acquisition, and accordingly, the Company’s results of operations and cash flows in the Predecessor and Successor periods are not comparable. Due to the Acquisition and the application of pushdown accounting, different bases of accounting have been used to prepare the Predecessor and Successor financial statements. A black line separates the Successor and Predecessor financial statements to highlight the lack of comparability between the Predecessor and Successor periods.
Use of Estimates
The preparation of the unaudited condensed financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes thereto. Actual results could differ from those estimates.
Risks and Uncertainties
The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.
The rapid development and fluidity of the COVID-19 pandemic precludes the Company from making any prediction as to the full adverse impact of the pandemic. Nevertheless, the pandemic presents material uncertainty and risk with respect to the success of the Company's future offering circular and to the Company's financial condition, results of operations, cash flows and performance.
Cash and Cash Equivalents
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an existing price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:
Level 1:    quoted prices in active markets for identical assets or liabilities;
Level 2:    inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3:    unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The carrying amounts reported in the unaudited condensed balance sheets approximate their fair value due to the short maturities of these items.
Revenue Recognition
The Company is in the development stage and has yet to realize revenues from operations.
Organizational Costs
In accordance with FASB Accounting Standards Codification (“ASC”) 720, Other Expenses, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.
Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A - “Expenses of Offering” in the Company's recognition of deferred offering costs. Deferred offering costs consist principally of legal fees and other costs incurred in connection with an offering the Company intends to initiate in the future under Regulation A.
Prior to the completion of the Offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to member's equity upon the completion of the Offering or to expense if the Offering is not completed. As of June 30, 2021 and December 31, 2020, deferred offering costs aggregated $65,300 and $54,800, respectively.
Income Taxes
The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code of 1986, as amended, all taxable income or loss flows through to its member or members. Therefore, no provision for income tax has been recorded in the accompanying unaudited condensed financial statements. Income from the Company is reported and taxed to the member or members on their individual tax returns. The Company is evaluating whether it will elect to be taxed as a REIT for federal income tax purposes beginning with the taxable year ending December 31, 2021 or 2022.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has concluded that there are no significant uncertain tax positions requiring recognition in the Company’s unaudited condensed financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation, although it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Earnings Per Share
The Company reports both basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”). Basic EPS excludes dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS uses the treasury stock method or the if-converted method, where applicable, to reflect the potential dilution that would occur if dilutive securities or commitments to issue common stock were exercised. Diluted EPS is the same as Basic EPS for the six months ended June 30, 2021 (Successor) and for the period from May 15, 2020 to June 30, 2020 (Successor) as the Company had a net loss and had no income or loss, respectively.
For the period from January 1 2020 to May 14, 2020 (Predecessor), Diluted EPS is the same as Basic EPS as there were no outstanding securities or commitments to issue common stock that would have a dilutive effect for the period.
Note 3. Member's Equity
The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The Company’s manager has rights to establish additional series or classes of its shares with differing rights and privileges. The Company plans to issue additional series or classes of its shares that will allow investors to acquire an ownership interest in SPEs that each own an individual property and receive distributions based on the cash flow provided by such property. Holders of common shares are entitled to one vote per share on matters put to a shareholder vote at the sole discretion of the Company’s manager.
The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of Acquisition:

Amount
Asset
Deferred offering costs	$54,800
Liability
Accrued liability to the Former Manager	(4,800)
Net asset acquired	$50,000
During the period from January 1, 2020 to May 14, 2020 (Predecessor), the Company repurchased 50,000 shares for $501,000. During the year ended December 31, 2019 (Predecessor), the Company issued 50,000 common shares at $10.00 per share, resulting in a capital contribution of $500,000.
During the period from January 1, 2020 to May 14, 2020 (Predecessor), the Company’s Former Manager converted the balance of $112,157 to equity, which was previously advanced to the Company. Additionally, $15,378 of the Former Manager’s advances to the Company was recognized as forgiveness of amounts due to related parties pertaining to the funding of operating costs, and is therefore included in other income in the Company's statement of operations for the period from January 1, 2020 to May 14, 2020 (Predecessor). Other than the initial investment, there were no transactions for the period from May 15, 2020 to June 30, 2020 (Successor) and for the six months ended June 30, 2021 (Successor).
The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Note 4. Related Party Transactions
On November 2, 2018, the Company entered into an operating services agreement with North Capital Inc., the Former Manager of the Company. Under the agreement, the Former Manager was entitled to an annual asset management fee of 1.00%, paid quarterly, which was based on the Company’s net proceeds from the initial offering as of the end of each quarter, and thereafter would be based on the Company’s net asset value at the end of each prior quarter as calculated pursuant to the agreement.
The Former Manager was also entitled to receive a special servicing fee equal to an annualized rate of 1.00% of the original value of a non-performing asset, payable quarterly in arrears. Whether an asset was deemed to be non-performing was in the sole discretion of the Former Manager.
The Former Manager was also entitled to acquisition and origination fees paid by a borrower of up to 5.00% of the amount funded by the Former Sponsor or affiliates of the Former Sponsor to acquire or originate loans or other real estate related assets, excluding any acquisition and origination expenses and any debt attributable to any such investments.
The Company was also required to reimburse the Former Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that were specifically the responsibility of the Former Manager pursuant to the agreement.
Expenses from inception through May 14, 2020 were paid by the Former Manager of the Company, North Capital, Inc., and its affiliates, NCIT and NCPS, on the Company’s behalf. Per the Company’s operating agreement, the Company was obligated to reimburse the Former Manager and its affiliates, without interest, for expenses they incurred in connection with the formation of the Company. Prior to May 15, 2020, the Former Manager decided to forgo such reimbursements and converted the balance of $112,157 to equity, which was previously advanced to the Company. The amounts due to related parties were $16,863 and $5,644 as of June 30, 2021 and December 31, 2020, respectively. The amount of $16,863 and $5,644 due to related parties as of June 30, 2021 and December 31, 2020, respectively, representing amounts due to Modiv Advisors for reimbursement of administrative costs paid on behalf of the Company.
Modiv Advisors will be reevaluating the fees to be charged to the Company under the Company's operating agreement when it updates its offering circular.
Note 5. Commitments and Contingencies
As of June 30, 2021 (Successor), the Company has not commenced planned principal operations or generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising.
The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business should such litigation be resolved unfavorably.
Note 6. Recent Accounting Pronouncements
Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying unaudited condensed financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
Note 7. Subsequent Events
Management’s Evaluation
Management has evaluated subsequent events through the date the unaudited condensed financial statements were available to be issued.

Item 4. Exhibits
INDEX OF EXHIBITS
The documents listed in the Exhibit Index of this semiannual report are incorporated by reference or are filed with this semiannual report, in each case as indicated below.

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form DOS/A, filed on August 1, 2018)
2.2*	Certificate of Amendment to change the Company’s name from REITless Impact Income Strategies LLC to Modiv Divisibles, LLC filed with the Delaware Secretary of State on December 22, 2020.
2.3*	Amended and Restated Operating Agreement Dated as of September 30, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Post-Qualification Amendment on Form 1-A POS, filed on October 18, 2019)
6.1*	Form of License Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on August 29, 2018)
6.2*	Form of Shared Services Agreement (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on August 29, 2018)
*    Previously filed.

Signatures
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Modiv Divisibles, LLC

September 27, 2021	By:	/s/ AARON S. HALFACRE
Aaron S. Halfacre
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ AARON S. HALFACRE	Chief Executive Officer	September 27, 2021
Aaron S. Halfacre	(principal executive officer)

/s/ RAYMOND J. PACINI	Chief Financial Officer	September 27, 2021
Raymond J. Pacini	(principal financial and accounting officer)